Exhibit  99.B

                       KIEWIT DIVERSIFIED GROUP

                  Index to Financial Statements and
                Management's Discussion and Analysis
          of Financial Condition and Results of Operations


                                                               Page
                                                               ____

Financial Statements
  Condensed Statements of Earnings for the
    three months ended March 31, 1994 and 1993
  Condensed Balance Sheets as of March 31, 1994
    and December 25, 1993
  Condensed Statements of Cash Flows for the
    three months ended March 31, 1994 and 1993
 Notes to Condensed Financial Statements

Management's Discussion and Analysis of
  Financial Condition and Results of Operations

                          KIEWIT DIVERSIFIED GROUP

                       Condensed Statements of Earnings
                                  (unaudited)

                                                Three months ended
                                                     March 31,
                                                __________________
(dollars in millions, except per share data)    1994          1993
__________________________________________________________________

Revenue                                         $ 162        $  83
Cost of Revenue                                  (128)         (57)
                                                _____        _____
                                                   34           26

Operating Expenses                                (28)         (19)
                                                _____        _____
Operating Income                                    6            7

Other Income (Expense):
  Gain on Subsidiary's Stock
    Activity, net                                  25            -
  Investment Income                                19           14
  Interest Expense                                (17)          (1)
  Other, net                                        -            1
                                                _____        _____
                                                   27           14
                                                _____        _____

Earnings Before Income Taxes and
  Minority Interest                                33           21

Provision for Income Taxes                        (15)          (6)
Minority Interest                                   7            -
                                                _____        _____
Net Earnings                                    $  25        $  15
                                                =====        =====

Earnings Per Common & Common
  Equivalent Share                              $1.21        $ .77
                                                =====        =====

Cash Dividends per Common Share                 $   -        $ .50
                                                =====        =====
__________________________________________________________________
See accompanying notes to condensed financial statements.

                           KIEWIT DIVERSIFIED GROUP

                           Condensed Balance Sheets


                                         March 31,    December 25,
                                           1994          1993
(dollars in millions)                   (unaudited)
__________________________________________________________________
Assets
Current Assets:
  Cash and cash equivalents               $   236        $   197
  Marketable securities                     1,284            899
  Receivables, less allowance
    of $2 and $2                               96             86
  Deferred income taxes                        20             18
  Other                                        51             40
                                          _______        _______
Total Current Assets                        1,687          1,240

Property, Plant and Equipment,
  less accumulated depreciation and
  amortization of $271 and $252               780            737
Investments                                   233            233
Intangible Assets, net                        478            415
Other Assets                                  185            184
                                          _______        _______
                                          $ 3,363        $ 2,809
                                          =======        =======
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                        $    93        $   113
  Current portion of long-term debt:
    Telecommunications                          9              7
    Other                                       5              4
  Accrued costs and billings in excess
    of revenue on uncompleted contracts        17             20
  Accrued reclamation and other
    mining costs                               20             23
  Other                                        79             80
                                          _______        _______
Total Current Liabilities                     223            247

Long-Term Debt, less current portion:
  Telecommunications                          911            420
  Other                                        50             32
Deferred Income Taxes                         409            394
Retirement Benefits                            69             71
Accrued Reclamation Costs                      93             92
Other Liabilities                              63             64
Minority Interest                             310            298

Stockholders' Equity  ($1.2 billion
  aggregate redemption value)
    Common equity                           1,238          1,182
    Foreign currency adjustment                (2)             -
    Net unrealized holding gains (losses)      (1)             9
                                          _______        _______
Total Stockholders' Equity                  1,235          1,191
                                          _______        _______
                                          $ 3,363        $ 2,809
                                          =======        =======
________________________________________________________________
See accompanying notes to condensed financial statements.

                          KIEWIT DIVERSIFIED GROUP

                       Condensed Statements of Cash Flows
                                  (unaudited)
                                                Three months ended
                                                     March 31,
                                                __________________
(dollars in millions)                            1994         1993
__________________________________________________________________
Cash flows from operations:
  Net cash provided by (used in)
    continuing operations                     $    (14)   $     42
Cash flows from investing activities:
  Proceeds from sales and maturities of
    marketable securities                          882       1,519
  Purchases of marketable securities            (1,277)     (1,490)
  Capital expenditures                             (62)        (24)
  Redemption of U.S. Can preferred stock             -          12
  Other                                             (4)         (1)
                                              ________    ________
    Net cash provided by (used in)
      investing activities                        (461)         16

Cash flows from financing activities:
  Proceeds from long-term debt borrowings          639           -
  Payments on long-term debt, including
    current portion                               (155)         (1)
  Net change in short-term borrowings                1         (80)
  Repurchases of common stock                      (14)        (36)
  Dividends paid                                     -          (7)
  Exchange of Class B&C Stock for Class
    D Stock                                         44          24
  Other                                             (3)          -
                                              ________    ________
     Net cash provided by (used in)
       financing activities                        512        (100)
Cash flows from discontinued packaging
  operations:
  Proceeds from sales of discontinued
    packaging operations                             -          10
  Other cash provided by discontinued
    packaging operations                             2           -
                                              ________    ________
    Net cash provided by discontinued
      packaging operations                           2          10
                                              ________    ________
Net change in cash and cash equivalents             39         (32)
Cash and cash equivalents at beginning
  of period                                        197         135
                                              ________    ________
Cash and cash equivalents at end of period    $    236    $    103
                                              ========    ========

Noncash investing activities:
  Issuance of MFS stock for the
    purchase of telecommunications
    companies                                  $  19       $     -
  MFS stock transaction to settle
    contingent purchase price liability           25             -

Noncash financing activities:
  Dividends declared                           $   -       $    10
__________________________________________________________________
See accompanying notes to condensed financial statements.

                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 1.  Basis of Presentation:
     _____________________

     The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 25, 1993 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 25, 1993.

     Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

     Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

 2.  Earnings Per Share:
     __________________

     Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during
     each period.   The number of shares used in computing earnings
     per share was 20,546,044 for the three months ended March 31, 1994 and 19,913,554 for the three months ended March 31, 1993. Fully diluted earnings per share have not been presented because it is not materially different from primary earnings per share.
                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements


 3.  Summarized Financial Information:
     ________________________________

     The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):
                                                Group
                                      ___________________________
                                      March 31,       December 25,
                                         1994             1993
                                      _________       ___________
     Cash and cash equivalents          $  24            $  47
     Marketable securities                 23               11
     Property, plant and equipment,
       net                                 12               12
     Other assets                          20               11
                                        _____            _____
           Total Assets                 $  79            $  81
                                        =====            =====

     Accounts payable                   $  28            $  27
     Convertible debentures                 2                2
     Notes to former stockholders           6                8
     Liability for stock
       appreciation rights                  1                2
     Other liabilities                      6                5
                                        _____            _____
           Total Liabilities            $  43            $  44
                                        =====            =====

                                               Group
                                         __________________
                                         Three months ended
                                              March 31,
                                         __________________
                                         1994          1993
                                         ____          ____
     Investment income, net of
       interest expense                  $  -          $  -
     Other costs, net                       1             -

     Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments and sales, which management believes to be reasonable. These allocations were $3 million for the three months ended March 31, 1994 and 1993.

                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements

 3.  Summarized Financial Information (continued):
     ____________________________________________

     Mining service expense that the Group recognized as a result of the Group's mine service agreement with the Construction & Mining Group is $7 million in 1994 and 1993.

 4.  Long-Term Debt:
     ______________

     On January 19, 1994, MFS Communications Company, Inc. ("MFS") issued 9-3/8% Senior Discount Notes due January 15, 2004. Cash interest will not be paid on the notes prior to January 15, 1999. Accordingly, MFS recorded the net proceeds, exclusive of transaction costs, of approximately $500 million as long-term debt and is accruing to the principal amount of the notes of $788 million through January 1999. Commencing July 15, 1999 cash interest will be payable semi-annually.

     On or after January 15, 1999, the notes will be redeemable at the option of MFS, in whole or in part, as stipulated in the note agreement. In addition, under certain conditions related to a change in control of MFS, they may be required to repurchase all or any part of the notes as stipulated in the note agreement. The notes are senior unsecured obligations of MFS and are subordinated to all current and future indebtedness of MFS's subsidiaries, including trade payables. The notes contain certain covenants which, among other things restrict MFS's ability to incur additional debt, create liens, enter into sale and leaseback transactions, pay dividends, make certain restricted payments, enter into transactions with affiliates, and sell assets or merge with another company.

 5.  Other Matters:
     _____________

     In 1994, the Group settled, for $25 million, a contingent liability resulting from MFS' 1990 purchase of Chicago Fiber Optics Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions by MFS and the exercise of MFS employee stock options, resulted in a $25 million net gain to the Group.

                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements


 5.  Other Matters (continued):
     ________________________

     On March 16, 1994 MFS made an offer to purchase all outstanding shares of common stock and associated preferred share purchase rights of Centex Telemanagement, Inc. (Centex) at $9 per share. On May 2, 1994, MFS announced that it had signed a merger agreement with Centex, which amended its offer to $11 per share. The offer is conditioned upon, among other things, there being validly tendered a number of shares that, when added to the number of shares currently beneficially owned by MFS, will represent at least a majority of the Centex shares outstanding on a fully diluted basis. The offer expires on May 17, 1994.

     On March 4, 1994, several former stockholders of an MFS subsidiary filed a lawsuit against MFS, Kiewit Diversified Group, Inc. ("KDG") and the chief executive officer of MFS, in the United States District Court for the Northern
     District of Illinois, Case No. 94C-1381. These shareholders sold shares of the subsidiary to MFS in September 1992. MFS completed an initial public offering in May 1993. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them causing them to sell their shares at an inadequate price. Plaintiffs have alleged damages of at least $100 million. Defendants have meritorious defenses and intend to vigorously contest this lawsuit. Prior to the initial public offering, KDG agreed to indemnify MFS against any liabilities arising from the September 1992 sale; if MFS is deemed to be liable to plaintiffs, KDG will be required to satisfy MFS' liabilities pursuant to the indemnity agreement. Any settlement amount would be treated as an adjustment of the original purchase price and recorded as additional goodwill.

     The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position.

     See "Legal Proceedings" with respect to the Whitney Benefits case.

                           KIEWIT DIVERSIFIED GROUP

                    Notes to Condensed Financial Statements


 6.  Subsequent Event:
     ________________

     On April 1, 1994, C-TEC Corporation ("C-TEC") signed an agreement to sell its cellular properties to Independent Cellular Network, Inc. for $183 million, subject to regulatory approvals. The Group does not expect to recognize a gain or loss from this transaction, but instead will reallocate the original purchase price among C-TEC's net assets as required by purchase accounting guidelines.

                     KIEWIT DIVERSIFIED GROUP



Item 2.  Management's Discussion and Analysis of Financial
            Condition and Results of Operations
         _________________________________________________

Results of Operations - First Quarter 1994 vs. First Quarter 1993
_________________________________________________________________

Mining
______

Mining revenues and gross profits for the first quarter of 1994 increased 3% and 9%, respectively, over the first quarter of 1993. Additional sales on the "spot" coal market from the Black Butte mine favorably impacted revenue and earnings. Downsizing of the Black Butte mine during the last nine months of 1993 also contributed to the higher margin. The downsizing resulted from the renegotiation of the Commonwealth Edison Company contract in late 1992.

Telecommunications
__________________

In the first quarter of 1994, the components of telecommunications revenue were: 68% - C-TEC operations; 21% - MFS telecommunications services; and 11% - MFS network systems integration and facilities management services. In the first quarter of 1993, revenue was comprised of 52% - MFS telecommunications services and 48% MFS network systems integration and facilities management services.

C-TEC activity accounted for $72 million of telecommunications revenues. The telephone and cable television groups generated the majority of the revenues.

                 KIEWIT DIVERSIFIED GROUP


Results of Operations - First Quarter 1994 vs. First Quarter 1993
(continued)
_________________________________________________________________

Telecommunications (continued)
______________________________

MFS telecommunications services revenue rose $7 million, or 47%, to $22 million from the first quarter of 1993. Market penetration and network expansion in New York, Chicago, Washington, D.C., New
Jersey, and Atlanta accounted for 67% of the increase. New services provided by MFS Datanet and MFS Intelenet also contributed to the revenue increase.

MFS network systems integration and facilities management revenue decreased $1 million, or 8%, to $13 million, from the first quarter of 1993. Increases in revenue recognized by various network systems projects partially offset a decrease in revenue recognized from the network integration project for the State of Iowa which is now substantially complete.

Components of 1994's first quarter telecommunications cost of revenue were: 62% - C-TEC operations; 29% - MFS telecommunications services; and 9% - MFS network systems integration and facilities management services. In the first quarter of 1993 operating expenses were comprised of 57% - MFS telecommunications services and 43% - MFS network systems integration and facilities management services.

C-TEC activity accounted for $61 million of telecommunications cost of revenue. The telephone and cable television groups generated the majority of these costs.

MFS telecommunications services cost of revenue increased $13 million, or 81%, to $29 million from the first quarter of 1993. The increase reflects operating costs associated with MFS Datanet and MFS Intelenet and higher costs associated with the networks. Nearly 40% of the increase relates to depreciation of existing networks.

MFS network systems integration and facilities management services cost of revenue decreased $2 million, or 19%, to $9 million from the first quarter of 1993. A decrease in the State of Iowa project's direct costs more than offset increased costs on other network systems projects.

                           KIEWIT DIVERSIFIED GROUP


Results of Operations - First Quarter 1994 vs. First Quarter 1993
(continued)
_________________________________________________________________

Operating Expenses
__________________

First quarter 1994 operating expenses exceeded first quarter 1993 expenses by $9 million, or 47%. The telecommunications segment generated the majority of the increase. MFS's selling and administrative expenses rose $6 million, or 44%, while C-TEC's amounted to $2 million. Operating expenses for both quarters include $7 million of mine management fees paid to the Construction and Mining Group.

Investment Income
_________________

Investment income includes interest, gains and losses on sales of securities, dividends, and net equity earnings. Investment income for the first quarter of 1994 increased $5 million, or 36%. A
$4 million increase in gains on the sale of securities accounted for the majority of the difference. Despite interest income remaining constant between the two periods, the mix of interest income changed significantly. MFS had interest income during the quarter of $7 million compared to just $1 million in the prior period. Interest income from the other Group entities declined significantly due to a decrease in their investment portfolios.

Interest Expense
________________

Interest expense of $17 million consists of $8 million interest on MFS' debt issuance, $8 million on C-TEC debt, and $1 million on other debt.

Other Income, net
_________________

Other income consists of gains and losses from asset dispositions and other miscellaneous activities.

                           KIEWIT DIVERSIFIED GROUP


Results of Operations - First Quarter 1994 vs. First Quarter 1993
(continued)
_________________________________________________________________

Gain on Subsidiary's Stock Activity, net
________________________________________

In 1994, the Group settled, for $25 million, a contingent liability resulting from MFS' 1990 purchase of Chicago Fiber Optics Corporation ("CFO"). The former shareholders of CFO accepted MFS stock previously held by the Group, valued at current market prices, as payment of the obligation. This transaction, along with stock issuances for acquisitions by MFS and the exercise of MFS employee stock options, resulted in a $25 million net gain to the Group.

Taxes
_____

The effective income tax rate in the first quarter of 1994 differs from the expected statutory rate of 35% due to net operating loss limitations on losses generated MFS.

                          KIEWIT DIVERSIFIED GROUP


Financial Condition - March 31, 1994 vs. December 25, 1993
__________________________________________________________

The Group's working capital increased $471 million or 47% during the first quarter of 1994.

Cash used in investing activities during the first quarter of 1994 includes the net purchase of marketable securities of $395 million and $62 million of capital expenditures.

Financing activities generated $512 million during the first quarter of 1994, the majority of which related to MFS. MFS's debt issuance resulted in net proceeds of approximately $500 million. MFS requires significant capital to fund future building expansion or acquisition of communications networks in major metropolitan areas. MFS intends to invest $250 million in 1994 and in excess of $1 billion over the next three to five years to expand its operations to a total of 75 markets (including approximately 10 international markets).

Other financing activity for the quarter included C-TEC borrowing approximately $135 million to refinance certain mortgage notes payable, the exchange of Class B&C stock for Class D stock for $44 million and the repurchase of Class D stock for $14 million. C-TEC's prepayment of mortgage notes payable and subsequent refinancing removed certain restrictions on the amount of dividends and other distributions of capital which may be made by C-TEC's Telephone subsidiary.

The Group anticipates investing up to $10 million annually in its mining business, making significant investments in its energy business - including its joint venture agreement with California Energy covering international power project development activities - and searching for opportunities to acquire capital intensive businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchases of common stock.

MFS, from time to time, evaluates acquisitions, either as an alternative to constructing networks or introducing services that compliment existing and/or planned services. Such acquisitions, including the Centex transaction, may be significant in size and could use a substantial portion of MFS' available cash. MFS may fund future activity through additional debt or equity financing.

                          KIEWIT DIVERSIFIED GROUP


Financial Condition - March 31, 1994 vs. December 25, 1993
(continued)
__________________________________________________________

From time to time, MFS has also had discussions with other communications entities concerning the establishment of possible strategic relationships, including transactions involving acquisitions, combinations and equity investments in MFS or one of its subsidiaries. MFS intends to consider appropriate opportunities to establish strategic relationships.

The Group's working capital position at March 31, 1994, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities. C-TEC expects to independently finance its 1994 working capital and investment requirements.